UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42749

POMDOCTOR LIMITED

(Exact name of registrant as specified in its charter)

Yongxu Industrial Park No. 19-23 Hejing Road

Dongsha Street, Liwan District

Guangzhou 510000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On October 6, 2026, POMDOCTOR LIMITED (the “Company”) received a staff determination letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the bid price of the Company’s American depositary shares (the “ADSs”) had closed below $1.00 per share for 30 consecutive business days, from August 24, 2026 through October 5, 2026. Accordingly, the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

Ordinarily, a Nasdaq-listed company would be afforded a 180-calendar-day compliance period to regain compliance with the Minimum Bid Price Requirement. However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), a company is not eligible for such a compliance period if it has effected a reverse stock split during the prior one-year period. Because the Company effected a 1-for-18 reverse stock split on June 22, 2026, within the prior one-year period, the Company is not eligible for a compliance period and the Staff issued the delisting determination.

As a result, the Staff determined to delist the Company’s securities from The Nasdaq Global Market. Unless the Company timely requests a hearing before a Nasdaq Hearings Panel (the “Panel”) to appeal the Staff’s determination, the Company’s securities will be suspended from trading at the opening of business on October 15, 2026, and Nasdaq will file a Form 25-NSE with the U.S. Securities and Exchange Commission to remove the Company’s securities from listing and registration on Nasdaq.

The Company intends to timely request a hearing before the Panel to appeal the Staff’s determination and to present its plan to regain compliance with the Minimum Bid Price Requirement. The deadline for the Company to request a hearing is October 13, 2026. A timely hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. Accordingly, the suspension of the Company’s securities and the filing of the Form 25-NSE will be stayed while the appeal remains pending.

The Company is evaluating the alternatives available to it to regain compliance with Nasdaq’s continued listing requirements. However, there can be no assurance that the Panel will grant the Company an extension of time to regain compliance, that the Company will regain or maintain compliance with the Minimum Bid Price Requirement or any other Nasdaq continued listing requirement, or that the Company’s appeal will be successful.

On October 9, 2026, the Company issued a press release regarding its receipt of the Letter. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated October 9, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

By:	/s/ Zhenyang Shi
Name:	Zhenyang Shi
Title:	Chairman and Chief Executive Officer

Date: October 9, 2026

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